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                       ACE MARKETING AND PROMOTIONS, INC.
                               457ROCKAWAY AVENUE
                            VALLEY STREAM, N.Y. 11581
                                  516-256-7766
                                Fax-516-256-7805

U.S. Securities and Exchange Commission                           March 31, 2005
Washington, DC 20549-0510

Att:   Mail Stop 0510
       Andrew Schoeffler, Staff Attorney

Re:    Ace Marketing & Promotions, Inc.
       Form 10-SB/A filed  March 18, 2005
       File No. 000-51160

Gentlemen:

       We have today electronically filed an amended Form 10-SB/A Registration Statement. The following is in response to your comment letter of March 29, 2005.

Comment 1 - We complied with your comment by deleting the word "over" from page 7.
Comment 2 - Comment complied with on page 10.
Comment 3 - Comment complied with on page 14.
Comment 4 - Comment complied with on page 34.
Comment 5 - Comment complied with on page F-1.

       This is to confirm that we have not made any changes from the supplemental information previously provided to you, except to correct the spelling of the word "conversations."

       We hereby confirm and acknowledge that: our company is responsible for the adequacy and accuracy of the disclosure in the Form 10-SB filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and our company made not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

                                                Very truly yours,

                                                ACE MARKETING & PROMOTIONS, INC.

                                                By: /s/ Dean Julia
                                                    -------------------------
                                                    Dean Julia, CEO